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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (Name of Subject Company)

                         GLOBAL MOTORSPORT GROUP, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   378937106
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JAMES J. KELLY, JR.
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                                 (408) 778-0500
      (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person Filing this Statement)

                            ------------------------

                                   COPIES TO:
                             THOMAS D. MAGILL, ESQ.
                          GIBSON DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                                JAMBOREE CENTER
                                IRVINE, CA 92614
                                 (949) 451-3800
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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Global Motorsport Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 16100 Jacqueline Court, Morgan Hill, California 95037. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.001 par value, of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated November 16, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Stonington Acquisition Corp., a Delaware corporation ("Parent"), and GMG Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Parent ("Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement between the Company and American Stock Transfer and Trust Company, dated as of November 13, 1996 (the "Rights" and, together with the Common Stock, the "Shares"), of the Company at a price of $19.50 per Share net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

    The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of November 8, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, the Company or any of their wholly-owned subsidiaries and Shares held by stockholders of the Company who will have properly perfected their dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Offer Price without interest.

    The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at c/o Stonington Partners, Inc. 767 Fifth Avenue, 48th Floor, New York, New York 10153.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

    (b) The Company and Lionel M. Allan, an outside member of the Company's Board of Directors, have an arrangement whereby Mr. Allan renders certain legal consulting services to the Company in exchange for compensation in the amount of $6,750 per month, plus a $1,000 per month office allowance. The arrangement may be terminated by either Mr. Allan or the Company at will. The Company also provides coverage under its group medical plan for both of the Company's outside directors, Lionel M. Allan and Joseph F. Keenan, at a cost of approximately $700 per month per director.

    Pursuant to the Offer, the directors and executive officers of the Company will receive an aggregate of approximately $4,788,661 in cash for their Shares and Shares issuable upon exercise of outstanding stock options. As of November 6, 1998, the directors and executive officers of the Company as a group beneficially owned 430,695 Shares, or approximately 7.67% of the Shares, which includes Shares that would be issued upon exercise of stock options exercisble within 60 days of such date. The Company has

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been informed by its directors and executive officers that they presently intend to tender pursuant to the Offer all Shares beneficially owned by them.

    Additionally, set forth below is certain information with respect to stock option grants by the Company to its executive officers, non-employee directors and employees since January 1, 1998:

    (i) Joseph Piazza, Sr., President and Chief Executive Officer, was granted vested options to purchase 100,000 Shares at the price of $12.00 per Share on January 14, 1998.

    (ii) Joseph Piazza, Sr., President and Chief Executive Officer, was granted vested options to purchase 10,000 shares at the price of $12.25 per Share on February 2, 1998.

   (iii) Joseph F. Keenan, Chairman, was granted vested options to purchase 25,000 Shares at the price of $12.25 per Share on February 2, 1998.

    (iv) Lionel M. Allan, Director, was granted vested options to purchase 25,000 Shares at the price of $12.25 per Share on February 2, 1998.

    (v) Joseph Piazza, Jr., Vice President, Sales, was granted options to purchase 25,000 Shares at the price of $12.50 per share on February 27, 1998; Frances Jimenez-Mora, Vice President, Human Resources, was granted options to purchase 15,000 shares at the price of $12.00 per Share on January 14, 1998; and Richard Saunders, Vice President, Marketing, was granted options to purchase 8,000 Shares at the price of $12.00 per Share on January 14, 1998.

    (vi) Other employees of the Company were granted options to purchase 255,500 Shares since January 1, 1998.

THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference herein and a copy of which has been filed as an Exhibit to this Schedule.

    THE OFFER

    The Merger Agreement provides that the Purchaser will commence the Offer, and that, upon the terms and subject to prior satisfaction or waiver of the Conditions of the Offer (as set forth in Annex I to the Merger Agreement), the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not (i) impose additional conditions to the Offer,
(ii) modify or amend the Conditions to the Offer or any other term of the Offer in a manner adverse to the holders of Shares pursuant to the Offer, (iii) reduce the number of Shares subject to the Offer, (iv) reduce the amount offered per Share, (v) except as provided in the following sentence, extend the Offer, if all of the Conditions to the Offer are satisfied or waived, or (vi) change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, extend the Offer at any time, and from time to time, (i) if at the then scheduled Expiration Date of the Offer (as defined in the Offer), any of the conditions to Purchaser's obligation to accept for payment and pay for all Shares shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; or (iii) if all conditions to the Offer are satisfied or waived but the number of Shares tendered is at least equal to 75%, but less than 90%, of the then outstanding number of Shares, for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest Expiration Date that would be permitted under clause (i) or (ii) of this sentence.

    DIRECTORS

    The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, Parent is

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entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors so elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company will, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; PROVIDED, HOWEVER, that prior to the Effective Time, the Board will always have at least two members who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement.

    Following the election or appointment of Parent's designees pursuant to the preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights thereunder will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders (or in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if such amendment, termination, extension or waiver would have an adverse effect on the minority stockholders of the Company.

    THE MERGER

    The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

    The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (i) convene a special meeting of its stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts (x) to obtain and furnish the information required to be included by the Commission in the proxy statement and, after consultation with Parent, to respond as soon as practicable to any comments made by the Commission with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by its stockholders; and (iii) include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval and adoption of the Merger and the Merger Agreement. Parent has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

    The Merger Agreement further provides that, notwithstanding the foregoing, if the Purchaser acquires at least 90% of the outstanding Shares of the Company pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the General Corporation Law of Delaware (the "GCL").

    CHARTER, BY-LAWS, DIRECTORS AND OFFICERS

    The Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in

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accordance with the provisions thereof and of the Merger Agreement and applicable law. The By-Laws of the Purchaser in effect at the time of the Effective Time will be the By-Laws of the Surviving Corporation until amended, subject to the provisions of the Merger Agreement which provide that all rights to indemnification now existing in favor of directors and officers of the Company and its subsidiaries as provided in their respective charters or By-Laws will survive the Merger and continue in full force and effect and which provide that the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by the Company (or a substitute policy that is no less advantageous to the beneficiaries thereof) will survive and continue in effect for not less than six years thereafter. Subject to applicable law, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

    CONVERSION OF SECURITIES

    By virtue of the Merger and without any action on the part of the holders thereof, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (ii) Dissenting Shares) will be canceled and retired and will be converted into the right to receive the Merger Price (as defined in the Merger Agreement), upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser, par value $.01 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that, prior to the consummation of the Offer, the Board (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options (the "Stock Options") (other than options outstanding under the Company's 1996 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan" and such options being referred to as the "Purchase Plan Options")) granted under any other stock option or similar plan or agreement of the Company (such other stock option or similar plans or agreements together with the Employee Stock Purchase Plan being collectively referred to herein as the "Stock Plans"). Such cancellation will occur without any payment therefor except as otherwise discussed below. Immediately prior to the Effective Time, all Stock Options (whether vested or unvested) will, unless otherwise agreed by Parent and the holder of such Stock Option, be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder thereof, in cancellation and settlement therefor, to a payment, if any, in cash by the Company (less any applicable withholding taxes), as soon as practicable following the Effective Time, equal to the product of (i) the total number of Shares subject to such Stock Option and (ii) the excess, if any, of the Merger Price over the exercise price per Share subject to such Stock Option (the "Cash Payments").

    The Company will take all actions necessary to ensure that (i) the Offering Period (as defined in the Employee Stock Purchase Plan) applicable to each outstanding Purchase Plan Option is shortened so as to have a New Purchase Date (as defined in the Employee Stock Purchase Plan) that occurs before the date on which the Effective Time occurs; (ii) no new Offering Period or Purchase Period (each as defined in the Employee Stock Purchase Plan) shall begin from and after the date of the Merger Agreement; and (iii) no holder of a Purchase Plan Option is permitted to increase his or her rate of contributions under the Employee Stock Purchase Plan from and after the date of the Merger Agreement.

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    The Company will further take all actions necessary to provide that, as of the Effective Time, (i) each of the Stock Plans will be terminated, (ii) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted, and (iii) no holder of Stock Options or Purchase Plan Options (collectively "Options") will have any right to receive any shares of capital stock of the Company or Surviving Corporation upon their exercise.

    REPRESENTATIONS AND WARRANTIES

    Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, required filings, public filings, financial statements, litigation, consents and approvals, no defaults or undisclosed liabilities, information to be included in the Proxy Statement, compliance with law, employee benefit matters, the absence of any material adverse effects on the Company, environmental matters, intellectual property, material contracts, opinion of financial advisor, tax status, condition of assets, product liability, relationships with customers and suppliers and Year 2000 matters. Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other matters, its organization, authority, consents and approvals, required filings and financing.

    COVENANTS

    The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until such time when a majority of the Board is designated or elected by the Purchaser or its respective affiliates, to conduct their operations only in the ordinary course of business consistent with past practice. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company prior to such time when a majority of the Board is designated or elected by the Purchaser or its respective affiliates, which provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things, amendments to its certificate of incorporation or by-laws, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, entrance into or assumption of certain additional indebtedness, increases in compensation or adoption of new benefit plans, material acquisitions or dispositions, changes in the Company's accounting principles or practices, settlement or compromise of any tax liability, discharge or satisfaction of certain claims, liabilities and obligations, and certain other material events or transactions.

    NO SOLICITATION

    The Merger Agreement requires the Company, its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any existing discussions or negotiations, if any, with any parties with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its subsidiaries. It further provides that neither the Company nor any of its subsidiaries will, directly or indirectly, through any officer, director, employee, agent or otherwise, solicit, initiate, facilitate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any recapitalization, business combination or similar transaction (an "Acquisition Transaction") with the Company or any of its subsidiaries (any communication with respect to an Acquisition Transaction being an "Acquisition Proposal") or participate in any negotiations regarding, or furnish or disclose to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing or enter into any

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agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated in the Merger Agreement; provided, however, that the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written Acquisition Proposal which was not solicited or encouraged after the date of the Merger Agreement if the Board by majority vote determines in good faith (i) after consultation with and receipt of advice from its outside legal counsel, that failing to take such action is reasonably determined to constitute a breach of the fiduciary duties of the Board under applicable law, (ii) after consultation with and receipt of written advice from Cleary Gull Reiland & McDevitt, Inc. ("Cleary Gull" or the "Financial Advisor") or another nationally recognized investment banking firm, that such proposal is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by the Purchaser in response to such Acquisition Proposal),
(iii) that sufficient commitments have been obtained with respect to such Acquisition Proposal that the Board reasonably expects a transaction pursuant to such Acquisition Proposal could be consummated and (iv) that such Acquisition Proposal is not subject to any regulatory approvals that could reasonably be expected to prevent or materially delay consummation. As a precondition to furnishing nonpublic Company information to any party that makes an Acquisition Proposal, the Company will enter into a confidentiality agreement with such party, which confidentiality agreement will have terms and conditions that will be no less favorable to the Company than the terms and provisions contained in the Confidentiality Agreement by and between Stonington Partners, Inc. and the Company, dated April 24, 1998 (the "Confidentiality Agreement").

    The Company also agreed to promptly advise the Purchaser of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to an Acquisition Proposal (including the material terms thereof and the identity of the other party or parties involved) and furnish to the Purchaser within 48 hours of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal. Pursuant to the Merger Agreement, the Company will promptly provide to the Purchaser any material non-public information regarding the Company provided to any other party, which information was not previously provided to the Purchaser. In addition, the Company agreed to promptly advise the Purchaser, in writing, if the Board will make any determination as to any Acquisition Proposal as contemplated by the first sentence of the preceding paragraph. The Company agrees that it shall keep the Purchaser informed, on a current basis, of the status of and developments relating to any Acquisition Proposal, including the results of any substantive discussions or negotiations. Notwithstanding the foregoing, the Company will be permitted to take such actions as may be required to comply with Rule 14e-2 of the Exchange Act.

    ACCESS TO INFORMATION

    The Merger Agreement provides that, until the Effective Time, the Company will give the Purchaser, its representatives and persons providing or committed to providing the Purchaser with financing for the contemplated transaction reasonable access to all employees, plants, offices, warehouses and other facilities and properties and to all books and records of the Company and its subsidiaries, will permit the Purchaser to make such inspections as the Purchaser reasonably requests, and will cause the Company's officers and those of its subsidiaries to furnish the Purchaser with such financial and operating data and other information with respect to business and properties as the Purchaser reasonably requests.

    EFFORTS

    Subject to the terms and conditions provided in the Merger Agreement, the Company and the Purchaser will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective the transaction contemplated hereby as promptly as practicable.

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    The Company agreed to use its reasonable best efforts to assist the
Purchaser in connection with structuring or obtaining any financing in connection with consummation of the transactions contemplated in the Merger Agreement, and the Purchaser will use its reasonable best efforts to obtain such financing.

    PUBLIC ANNOUNCEMENTS

    The Merger Agreement provides that the Company and the Purchaser will consult with each other before issuing any press release or otherwise making any public statement with respect to transactions contemplated by the Merger Agreement, and will not issue any such press release or make any such public statement prior to such consultation, unless required by applicable law or any listing agreement with a securities exchange or the Nasdaq National Stock Market.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

    Pursuant to the Merger Agreement, the Purchaser agreed that all rights to indemnification or exculpation existing as of the date of the Merger Agreement in favor of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws or otherwise in effect as of the date of the Merger Agreement with respect to matters occurring prior to the consummation of the last to occur of any of the transactions contemplated in the Merger Agreement will survive such consummation and will continue in full force and effect. To the maximum extent permitted by the GCL, such indemnification will be mandatory rather than permissive, and the Company or the Surviving Corporation, as the case may be, will advance expenses in connection with such indemnification.

    The Purchaser further agreed to cause the Company or the Surviving Corporation, as the case may be, to maintain in effect for not less than six years from the consummation of the last to occur of any of the transactions contemplated in the Merger Agreement, the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the consummation of the last to occur of any of the transactions contemplated in the Merger Agreement to the extent available, PROVIDED that in no event will the Company or the Surviving Corporation, as the case may be, be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company (the "Premium Amount") to maintain or procure insurance coverage pursuant to the Merger Agreement, and provided, further, that, if the Surviving Corporation is unable to obtain such insurance the Surviving Corporation will obtain as much comparable insurance as is available for the Premium Amount per year.

    Pursuant to the Merger Agreement, the Company agreed to indemnify and hold harmless the Purchaser and its affiliates (as defined in the Securities Act of 1933), successors, assigns, and the agents (including, without limitation, financing sources and their affiliates) and employees of any of them (collectively, the "Purchaser Indemnified Parties") from and against any and all costs, expenses, losses, damages and liabilities (including, without limitation, reasonable attorneys' fees and expenses) suffered by any of the Purchaser Indemnified Parties (other than with respect to (i) a claim arising directly from the gross negligence or willful misconduct of a Purchaser Indemnified Party or (ii) a claim of breach by the Purchaser of the Merger Agreement or any confidentiality with the Company to which the Purchaser is a party) to the extent resulting from, arising out of, or incurred with respect to, any litigation, legal action, arbitration proceeding, material demand, material claim or investigation against any of the Purchaser Indemnified Parties in connection with the Purchaser's proposal to acquire Shares as set forth in the Merger Agreement, or in connection with any Acquisition Proposal relating to the Purchaser or any circumstances related thereto.

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    EMPLOYEE BENEFIT ARRANGEMENTS

    The Company agreed that it will not take any action which could prevent or impede the termination of the Stock Plans and any other plans, program or arrangements providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary of the Company, in each case, effective prior to the Effective Time. The Company also agreed to take all necessary action to (i) ensure that none of the Parent, Company or any of their respective subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements that would entitle any Person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof as of the Effective Time and (ii) obtain all necessary consents such that the holders of Options will have no rights other than the rights of the holders of Options to receive the Cash Payment, if any, in cancellation and settlement thereof.

    NOTIFICATION OF CERTAIN MATTERS

    Parent and the Company have agreed to promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (A) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (B) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied in any material respect and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement in any material respect; provided, however, that no such notification will affect the representations or warranties of any party or the conditions to the obligations of any party. Each of the Company, Parent and the Purchaser is also required to give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

    RIGHTS AGREEMENT

    Except as contemplated by the Merger Agreement, the Company agreed that it would not (i) redeem the Rights, (ii) amend the Rights Agreement or (iii) take any action which would allow any Person (as defined in the Rights Agreement) other than Parent or the Purchaser to acquire beneficial ownership of 15% or more of the Shares without causing a Distribution Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur.

    STATE TAKEOVER LAWS

    The Merger Agreement provides that the Company will, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

    CONDITIONS TO CONSUMMATION OF THE MERGER

    Pursuant to the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the stockholders of the Company will have duly approved the transactions contemplated by the Merger Agreement by the requisite vote; (ii) the Purchaser will have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the

Merger Agreement; (iii) the consummation of the Merger will not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity, and there will not be any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity (as defined in the Merger Agreement) which prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal; and (iv) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger will have expired or terminated.

    TERMINATION

    The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval and adoption of the Merger Agreement by the stockholders of the Company (with any termination by Parent also being an effective termination by the Purchaser):

    (a) by the mutual written consent duly authorized by the Company (by action of the Board) and Parent;

    (b) by Parent or the Company if (i) any court or other Governmental Entity will have issued an order, decree, or ruling (which order, decree or ruling the parties thereto will use their best efforts to lift) or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action will have become final and nonappealable, or (ii) the Effective Time will not have occurred on or before the date which is six months from the date of the Merger Agreement; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

    (c) by Parent upon an occurrence or circumstance which would result in a failure to satisfy any of the Conditions of the Offer the Purchaser will have
(i) failed to commence the Offer by the fifth business day from the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder, or (iii) failed to pay for Shares pursuant to the Offer by the date which is four months from the date of the Merger Agreement, unless, in each case, such failure to commence the Offer or pay for Shares (whether before or after termination of the Offer) will have been caused by or resulted from a material breach of any of Parent's or Purchaser's representations, warranties or covenants, which breach cannot be or has not been cured within thirty (30) days following receipt of written notice of such breach;

    (d) by the Company if (i) due to an occurrence or circumstance which would result in a failure to satisfy any of the Conditions of the Offer the Purchaser will have (A) failed to commence the Offer by the fifth business day from the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer by the date which is four months from the date of the Merger Agreement, unless, in each case, such failure to commence the Offer or pay for Shares (whether before or after termination of the Offer) will have been caused by or resulted from a material breach of any of the Company's representations, warranties, or covenants, or (ii) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group will have made a BONA FIDE Acquisition Proposal that the Board by majority vote in good faith determines (A) after consultation with and receipt of advice from its outside legal counsel, that failing to take such action is reasonably determined to constitute a breach of fiduciary duties of the Board under applicable law, and (B) after consultation with and receipt of written advise from the Financial Advisor or another nationally recognized investment banking firm, that such proposal is more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger (including any adjustment to the terms and condition proposed by Purchaser in response to such BONA FIDE Acquisition Proposal). The Merger Agreement provides that such termination described in clause (ii) of this subparagraph will not be effective until payment of the Termination Fee (as defined below);

    (e) by Parent prior to the purchase of Shares pursuant to the Offer, if (i) there will have been a material breach of any of the Company's representations, warranties or covenants that cannot be or has not been cured within 30 days following receipt of written notice of such breach, (ii) the Board will have withdrawn, modified, or changed (including by amendment of the Schedule 14D-9) its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Purchaser, or will have adopted any resolution to effect any of the foregoing, (iii) the Board will have recommended any proposal other than the Merger Agreement in respect of an Acquisition Proposal, (iv) the Company will have exercised a right with respect to an Acquisition Proposal referenced in the Merger Agreement and will, directly or through its representatives, continue discussions with any third party concerning an Acquisition Proposal for more than 10 business days after the date of receipt of such Acquisition Proposal, (v) an Acquisition Proposal that is publicly disclosed and that contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) will have been commenced, publicly proposed or communicated to the Company, and the Company will not have rejected such proposal within 10 business days of the earlier to occur of (A) the Company's receipt of such Acquisition Proposal and
(B) the date such Acquisition Proposal first becomes publicly disclosed, (vi) any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Purchaser or any of its subsidiaries or affiliates will have become the beneficial owner of more than 15% of the outstanding Shares (either on a primary or a fully diluted basis); PROVIDED, HOWEVER, that this provision will not apply to any person that owns more than 15% of the outstanding Shares on the date hereof; PROVIDED, FURTHER, that such person does not increase its beneficial ownership beyond the number of Shares such person beneficially owns on the date hereof, or (vii) the Minimum Condition (as defined in the Merger Agreement) will not have been satisfied by the initially scheduled expiration date of the Offer and on or prior to such date an entity or group (other than Purchaser) will have made and not withdrawn a proposal with respect to an Acquisition Proposal; or

    (f) by the Company if there will have been a material breach of any of Purchaser's or Parent's representations, warranties or covenants which breach cannot be or has not been cured within 30 days of the receipt of written notice thereof.

    FEES AND EXPENSES

    The Merger Agreement provides that in the event that (i) Parent terminates the Merger Agreement pursuant to paragraphs (e)(i), (vi) or (vii) of "Termination" as described above and within twelve months following the date of any such termination the Company enters into a definite agreement or agreement in principle with respect to an Acquisition Proposal with a third party or an Acquisition Proposal with respect to the Company is consummated; or (ii) the Parent terminates the Merger Agreement pursuant to subparagraphs (e)(ii), (iii),
(iv) or (v) of "Termination" as described above; or (iii) the Company desires to terminate the Merger Agreement pursuant to paragraph (d)(ii) of "Termination" as described above, then the Company is required to pay to Parent, (A) within one business day following the execution and delivery of such agreement in the case of clause (i) of this sentence, (B) within one (1) business day of such termination, in the case of clause (ii) of this sentence, or (C) immediately prior to such termination, in the case of clause (iii) of this sentence, a termination fee in cash, of $3,000,000 (the "Termination Fee"). The Merger Agreement provides that the Company in no event will be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination.

    The Company has also agreed that upon the termination of the Merger Agreement for any reason prior to the purchase of Shares by the Purchaser pursuant to the Offer (other than termination (i) by the Company pursuant to paragraph (f) of "Termination" as described above; or (ii) by the Parent pursuant to subparagraph (c) of "Termination" as described above solely as a result of the failure of Purchaser and Parent to obtain the financing set forth in the financing letters, at a time when there is no breach of any of the Company's representations, warranties or obligations set forth herein and all of the other Conditions to the Offer are satisfied) the Company will reimburse Parent, Purchaser and their respective affiliates for all actual documented out-of-pocket fees and expenses, not to exceed $1,000,000, actually and reasonably incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, fees payable to financing sources, investment bankers, counsel to any of the foregoing and accountants).

    AMENDMENT

    Subject to applicable law, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after approval of the Merger by the stockholders of the Company (if required by applicable law) but, after any such approval, no amendment will be made which requires the approval of such stockholders under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties thereto.

    EXTENSION; WAIVER

    At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document, certificate or writing delivered pursuant thereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of any party thereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party thereto to assert any of its rights hereunder will not constitute a waiver of such rights.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD.

    The Board unanimously has (a) determined that the Offer and the Merger are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved the Offer and adopted the Merger Agreement and the transactions contemplated thereby in accordance with the GCL, (c) resolved to recommend that the stockholders of the Company accept the Offer and approve the Merger Agreement, and (d) taken action to render Section 203 of the GCL and the Rights inapplicable to the Offer and the Merger.

    (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

    BACKGROUND

    On March 23, 1998, Golden Cycle, L.L.C. ("Golden Cycle") filed a Schedule 13D with the Commission disclosing its ownership of approximately 10% of the Common Stock. On that same day, the Company received a written proposal from Golden Cycle for a business combination between Golden Cycle and the Company in which the stockholders of the Company would receive $18.00 per Share in cash. On April 7, 1998, Golden Cycle commenced a tender offer for all Shares at $18.00 per Share, subject to, among other conditions, Golden Cycle obtaining financing to consummate the purchase (the "Golden Cycle Offer"). On October 30, 1998, the Golden Cycle Offer expired without the purchase of any Shares. In addition, Golden Cycle commenced a consent solicitation to remove the members of the Company's Board of Directors and replace them with directors selected by Golden Cycle. The consent solicitation expired without change to the Board's composition.

    At meetings on April 9 and 11, 1998, the Board considered the Company's business, financial condition, results of operations, business strategy and future prospects, recent and historical market prices for the Shares, the terms of Golden Cycle's original proposal, the Golden Cycle Offer and certain other matters, including the advice of the Company's financial advisor, Cleary Gull, and the advice of the Company's legal advisors. In addition and as a potential alternative to the Golden Cycle Offer, the Board considered a significant share repurchase by the Company, but concluded that higher stockholder value could be obtained by pursuing indications of interest from third parties with respect to a purchase of all or substantially all of the Shares. At its April 11, 1998 meeting, the Board unanimously determined that the Golden Cycle Offer was inadequate and not in the best interests of the Company or its stockholders and further determined that the interests of the stockholders and the Company would be best served by exploring available alternatives to maximize stockholder value. Thereafter, Cleary Gull contacted a number of potential strategic and financial buyers (including motorcycle part distributors and manufacturers, auto part distributors, and other leisure product distributors and manufacturers) to determine their interest in executing a customary confidentiality agreement in order to receive non-public information so that they could more fully evaluate the Company.

    In April of 1998, a representative of Cleary Gull contacted Stonington Partners, Inc. ("Stonington") to inquire as to Stonington's interest in pursuing a transaction with the Company. Cleary Gull's representative stated that following the execution of customary confidentiality and standstill agreements with the Company, Stonington could have access to certain non-public information concerning the Company to enable Stonington to more fully evaluate the Company. After initiating a review of certain publicly available information concerning the Company, Stonington contacted representatives of Cleary Gull to inform them that Stonington would be interested in reviewing non-public information about the Company.

    On April 24, 1998, Stonington entered into the Confidentiality Agreement with the Company. Pursuant thereto, Stonington agreed to treat as confidential certain information provided to it by or on behalf of the Company and agreed for a period of two years not to propose or conduct any transaction with the Company, its subsidiaries or its stockholders without the consent of the Board. On April 27, 1998, Stonington received certain non-public information about the Company. Thereafter, representatives of Stonington requested additional information concerning the Company and had a series of telephone conversations with representatives of Cleary Gull. Discussions between Stonington and the Company ceased in May of 1998.

    Between May 12 and May 18, 1998, after receiving indications of interest, the Company's management made formal presentations to four potential buyers concerning the operations and financial condition of the Company. Stonington did not attend any of these management presentations. On May 22, 1998, the Company entered into a letter of intent with Fremont Acquisition Company III, LLC, an entity controlled by Fremont Partners L.P. ("Fremont"), contemplating an acquisition of the Company by Fremont at $23.00 per Share and a termination fee of $5 million. The letter of intent was subject to confirmatory due diligence by Fremont. Upon completion of such due diligence, Fremont informed the Company that it was unwilling to proceed at $23.00 and, following several days of negotiations, the Company and Fremont entered into a Merger Agreement dated as of June 28, 1998 (the "Fremont Agreement"), providing for the acquisition of approximately 93% of the outstanding Shares for $21.75 per Share in cash and a reduced termination fee of $3.5 million (the "Fremont Transaction"). The Fremont Transaction was subject to Fremont obtaining satisfactory financing.

    The Fremont Transaction was originally scheduled to close on August 12, 1998. However, on August 11, 1998, Fremont extended the closing date until September 25, 1998, in order to provide additional time to satisfy the financing condition in view of the current unfavorable conditions in the high yield debt securities market. During the month of September, conditions in the securities markets continued to remain unsettled, and Fremont informed the Company that, in light of such conditions, it was unwilling to proceed with the acquisition at $21.75 per Share. Although Fremont did offer to consummate the transaction at $18.25 per Share for 93% of the outstanding Shares, the Board unanimously determined that such price was inadequate and not in the best interests of the Company's stockholders. Accordingly, on September 28, 1998, the Company announced that it had agreed with Fremont to terminate the Fremont Agreement due to the failure to satisfy the financing condition to the Fremont Transaction and to pay Fremont $1 million, pursuant to the expense reimbursement provision in the Fremont Agreement.

    Following the termination of the Fremont Agreement, Roger Grass, Vice President of Golden Cycle, telephoned Joseph F. Keenan, Chairman of the Board. Mr. Grass inquired as to the Board's plans with respect to the Company in light of the termination of the Fremont Agreement. Mr. Keenan reiterated his statement in the Company's press release of September 28, 1998, that the Board was dedicated to following through on its commitment to maximize shareholder value and would actively explore alternative transactions, including a sale to another party, a recapitalization or a significant share repurchase. Mr. Grass then stated that Golden Cycle was still interested in acquiring the Company. Mr. Keenan welcomed such interest and said that Golden Cycle could gain access to non-public information concerning the Company once Golden Cycle had agreed to appropriate confidentiality provisions. Mr. Keenan ended the call by assuring Mr. Grass that the Company's attorneys would send to Golden Cycle's attorneys a confidentiality agreement for their review. A form of confidentiality agreement was hand delivered to Golden Cycle's attorneys on September 29, 1998.

    On September 28 and 29, 1998, representatives of Cleary Gull had several telephone conversations with representatives of Golden Cycle's financial advisors. In such conversations, Cleary Gull informed Golden Cycle's advisors that the Company was willing to enter into a confidentiality agreement with Golden Cycle, that the same non-public information which had been provided to other potential bidders would be provided to Golden Cycle (namely a confidential offering memorandum prepared in conjunction with management and Cleary Gull and certain updated information) and, following review of such information and upon receipt of an indication of price at a level above the $18.25 per Share value that Fremont had proposed before the termination of the Fremont Agreement, full access to Company management and records would be provided. Golden Cycle's advisors responded that they could not give an indication of price without first conducting full due diligence.

    On October 2, 1998, Golden Cycle, through its attorneys, informed the Company of its refusal to sign the form of confidentiality agreement proposed by the Company. Golden Cycle objected to, among other things, the standstill provision in the form of confidentiality agreement. On October 5, 1998, the Company's attorney sent a letter to Golden Cycle's attorneys stating that although the standstill provision was substantially identical to the one proposed by Golden Cycle several months earlier, the Company was willing to delete it in its entirety in an effort to facilitate a due diligence review of the Company by Golden Cycle and that Golden Cycle should contact Cleary Gull if it was still interested in conducting a due diligence review of the Company. Golden Cycle did not respond to the letter.

    During the period from September 28 until October 14, 1998, representatives of the Company contacted third parties who might be interested in acquiring the Company, including one of the parties who had attended the May management presentations and Stonington. In addition, negotiations were held with financial institutions seeking to arrange credit facilities in order to refinance existing debt, provide working capital and allow the Company to repurchase a significant number of Shares.

    On October 7, 1998, Stonington representatives attended a Company management presentation in San Jose, California. At the management presentation, Stonington representatives met with certain Company directors and officers. Thereafter, Stonington representatives requested additional non-public information concerning the Company, and had a series of telephone conversations with senior and operating management and representatives of Cleary Gull.

    On October 15, 1998, after receiving a preliminary indication of a $19 per Share price subject to due diligence and financing, the Company entered into an exclusivity agreement (the "Exclusivity Agreement") with Stonington. The Exclusivity Agreement provided that the Company would deal solely with Stonington until November 15, 1998, subject to early termination on October 30, 1998 at the Company's option, and not announce or engage in any merger, consolidation, recapitalization or other extraordinary transaction during the time period in consideration for Stonington's investment of time and effort to pursue a transaction. The Exclusivity Agreement specifically provided the Board with the right to take any action required by their fiduciary duties with respect to any party that made a public acquisition proposal or as otherwise required by law.

    From October 15 to November 6, 1998, Stonington, its advisors and its financing sources conducted extensive due diligence with respect to the Company. In connection with their review, Stonington and its advisors engaged in various discussions regarding the business, strategies and prospects of the Company, visited facilities, interviewed Company personnel, spoke with suppliers and customers and performed an analysis of the market in which the Company operates.

    On October 27, 1998, Golden Cycle issued a press release indicating its intention to solicit consents from stockholders of the Company in order to replace the Board with its nominees. Golden Cycle announced its intention to follow a successful consent solicitation with a leveraged recapitalization of the Company, whereby the Company would tender for approximately 99% of the Shares not owned by Golden Cycle at $19 per share in cash and following the transaction the public shareholders would continue to own approximately 8% of the Company and Golden Cycle would own the balance (the "Golden Cycle Press Release"). On October 29, 1998, the Company issued a press release indicating that it was continuing to explore alternative transactions in order to maximize shareholder value. In addition, the Company noted that contrary to Golden Cycle's assertions that the Company had refused to permit it to conduct meaningful due diligence, the Company, through its attorney, had sent the letter dated October 5, 1998 to Golden Cycle as discussed above.

    During the week of November 2, 1998, Stonington, the Company and their respective advisors commenced negotiations of the material terms of a definitive merger agreement, including representations and warranties, covenants and conditions to the Offer and Merger, but excluding the price term. Stonington made clear that any bid it made would have a "no solicitation" clause and a termination fee payable upon certain events relating to alternative acquisition proposals. In particular, Stonington noted that the Company had agreed to a $3.5 million termination fee in such circumstances in connection with the Fremont Agreement and that the Company had agreed to pay Fremont $1 million for expense reimbursement if the Fremont Agreement was terminated for any reason. The Company stated that its willingness to grant a termination fee of any amount would be a function of the price offered, the other terms of the transaction and the alternatives available to the Company. The Company also stated that it would not agree to reimburse Stonington for its expenses if the reason for terminating the Merger Agreement was solely the failure of Parent and the Purchaser to meet the financing condition in the Merger Agreement.

    On November 6, 1998, Stonington indicated to Cleary Gull that discussions with its financing sources were proceeding well and that it expected to have received by Sunday, November 8, 1998, definitive bank commitment letters and to be in position to make an all cash acquisition proposal to the Company, if the Board would consider it at that time. Representatives of the Company informed Stonington on November 6, 1998 that the Board would schedule a meeting for the late afternoon of November 8, 1998 on the expectation that it would receive an offer with financing commitments in place to acquire all of the Shares in a cash tender offer at a price higher than that disclosed in the Golden Cycle Press Release. On November 8, 1998, Stonington verbally communicated to Cleary Gull a proposal to acquire the Company for $19.25 per Share in cash, with a $3.5 million termination fee and a $1.0 million expense reimbursement provision. Later that day, Cleary Gull informed Stonington that the Company sought to increase the per share price above $19.25 and to reduce the amount of the termination fee. That afternoon, Stonington proposed $19.50 per Share in cash, with a $3.0 million termination fee and $1.0 million expense reimbursement provision that would not be applicable if the sole reason for termination was the failure to obtain financing. Stonington conditioned this revised offer on the Board's acceptance of the new terms that same night.

    During the evening of November 8, 1998, the Company's Board of Directors held a meeting to review and discuss Purchaser's proposed acquisition of the Company. At this meeting, the Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement, the structure and timing of the Offer and the Merger and the legal standards applicable to the Board's review of the proposed transaction. Cleary Gull also rendered its opinion to the effect that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The members of the Board discussed the terms of the proposed acquisition among themselves and with their advisors. Following this discussion, the Board unanimously (a) determined that the Offer and the Merger are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved the Offer and adopted the Merger Agreement and the transactions contemplated thereby in accordance with the GCL, (c) resolved to recommend that the stockholders of the Company accept the Offer and approve the Merger Agreement, and (d) took action to render Section 203 of the GCL and the Rights inapplicable to the Offer and the Merger.

    On November 12, 1998, Golden Cycle announced that it would be willing to pay $20 per Share rather than $19 per Share as previously stated in the Golden Cycle Press Release and that Alex and Roger Grass had provided "supplemental commitments" for the additional financing to complete the transaction. The Board will consider the information set forth in the Golden Cycle Press Release in due course consistent with its fiduciary duties and taking into account the Company's contractual obligations under the Merger Agreement.

    FACTORS CONSIDERED BY THE BOARD

    In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    1. The Board's belief, as a result of the Board's review of the Company's business, prospects and alternatives, that the Offer and the Merger represent the most attractive financial alternative available to the Company's stockholders based upon the efforts of management and its financial advisors over the last eight months to explore alternatives to the Golden Cycle Offer.

    2. The opinion of Cleary Gull to the effect that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the $19.50 per Share consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. THE FULL TEXT OF CLEARY GULL'S OPINION IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    3. The relationship of the $19.50 per Share offer price to the historical market prices for the Common Stock, including the fact that such price represents a 15.6% premium over the closing price of the Company's Common Stock on November 6, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and a 28% premium over the closing price on the day of the announcement of the termination of the Fremont Agreement.

    4. The fact that in rejecting the Golden Cycle Offer as inadequate on April 13, 1998, and again following termination of the Fremont Agreement, the Board announced that it had instructed management and its advisors to explore a possible sale of the Company, that the Company engaged in a thorough process of soliciting indications of interest from prospective purchasers and that no prospective purchasers other than Stonington and Golden Cycle had made a proposal for a transaction following the termination of the Fremont Agreement.

    5. The view of the Board, after consultation with its financial and legal advisors, that the terms of the Merger Agreement, including the amounts payable to Purchaser in the event of termination, would not materially deter BONA FIDE acquisition proposals by third parties.

    6. The availability of appraisal rights under Section 262 of the GCL to stockholders of the Company who dissent from the Merger.

    7. The fact Golden Cycle has publicly stated that if it succeeds in removing the Board through its consent solicitation, Golden Cycle's nominees to the Board would pursue the transaction suggested in the Golden Cycle Press Release. The Board noted there was no assurance that even if the Golden Cycle nominees were elected that Golden Cycle would in fact consummate a transaction or that it had firm commitments for the full amount required to consummate such a transaction. In this regard, the Board considered the fact that Golden Cycle had refused the Company's offer to provide non-public information and to permit Golden Cycle to conduct due diligence.

    8. The Board's assessment that the likelihood of successfully and promptly completing the transactions contemplated by the definitive Merger Agreement was materially higher than the likelihood of consummation of the transaction suggested in the Golden Cycle Press Release. In this regard, the Board noted that Stonington had completed its due diligence review and had committed to invest $80 million in equity in the transaction and had received firm bank commitments for $120 million, which represents the aggregate amount required to consummate the Offer and Merger.

    The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the Board in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Cleary Gull as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay Cleary Gull upon consummation of a sale of the Company, including a sale pursuant to the transactions contemplated by the Merger Agreement, a total fee, payable in cash on closing, of $2,300,000 (the "Transaction Fee"). The Company has already paid Cleary Gull $400,000, which is credited against the Transaction Fee.

    In addition to the foregoing compensation, the Company has agreed to reimburse Cleary Gull for their reasonable out-of-pocket expenses (including fees and disbursements of their attorneys) and to indemnify them and certain related persons against certain liabilities arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) On September 28, 1998, the following directors and executive officers purchased Shares as indicated below pursuant to the Company's Employee Stock Purchase Plan.

                                                              NUMBER OF SHARES
NAME                                                              PURCHASED       PURCHASE PRICE
-----------------------------------------------------------  -------------------  ---------------
Joseph Piazza, Sr..........................................           1,735          $   12.96

James J. Kelly, Jr.........................................           1,079          $   12.96

R. Steven Fisk.............................................             934          $   12.96

Joseph P. Piazza, Jr.......................................             578          $   12.96

Frederick Saunders, Jr.....................................             178          $   12.96

Frances Jimenez-Mora.......................................             243          $   12.96

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    SHORT FORM MERGER

    Under the GCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

    DELAWARE STATE FIDUCIARY DUTY LITIGATION

    On April 7, 1998, Golden Cycle filed a complaint in Delaware Chancery Court against the Company and each member of its Board of Directors, alleging interference with corporate franchise, breach of fiduciary duty and fraud. The action, as subsequently amended, alleges various actions or inactions relating to the Golden Cycle Offer and its consent solicitation and seeks, inter alia, redemption of the Rights, injunctive relief and unspecified damages. On April 9, 1998, Golden Cycle filed a motion seeking, among other things, preliminary injunctive relief. A hearing on Golden Cycle's motion for preliminary injunctive relief was held on May 8, 1998 and, on May 20, 1998, the Chancery Court issued an order denying Golden Cycle's request in all respects. Although the Chancery Court denied Golden Cycle's request for preliminary injunctive relief, that order was not a final judgment on Golden Cycle's claims.

    On November 12, 1998, Golden Cycle filed a notice of motion for preliminary injunction seeking, among other things, invalidation of any termination fee and expense reimbursement provisions in the Merger Agreement and redemption of the Rights. On that same day, Golden Cycle also filed a notice of motion for partial summary judgment seeking invalidation of the record date of November 10, 1998, set by the Board with respect to Golden Cycle's consent solicitation to remove the Board and replace it with nominees committed to facilitate the transaction suggested in the Golden Cycle Press Release. The Company has learned that Golden Cycle intends to amend its complaint to add Purchaser, Parent and/or Stonington as parties to the litigation, and to seek injunctive relief against Purchaser, Parent and/or Stonington with respect to the termination fee and expense reimbursement provisions in the Merger Agreement. The Delaware Chancery Court has scheduled a hearing on Golden Cycle's motions for December 7, 1998.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    1      Agreement and Plan of Merger, dated November 8, 1998, by and among Stonington Acquisition Corp., GMG
             Acquisition Corp. and Global Motorsport Group, Inc., including Conditions to the Offer.

    2      Opinion of Cleary Gull Reiland & McDevitt Inc., dated November 8, 1998.*

    3      Letter to Stockholders of Global Motorsport Group, Inc., dated November 16, 1998.*

------------------------

*   Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:/s/ JOSEPH F. KEENAN
                                            ------------------------------------

                                                      Joseph F. Keenan
                                                   CHAIRMAN OF THE BOARD

Dated: November 16, 1998

                                    ANNEX A

November 8, 1998

The Board of Directors
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, CA 95037

Members of the Board:

    We understand that Stonington Acquisition Corp. ("Parent"), GMG Acquisition Corp. ("Purchaser"), an indirect wholly-owned subsidiary of Parent, and Global Motorsport Group, Inc. ("Global Motorsport" or the "Company") have entered into an Agreement and Plan of Merger dated November 8, 1998 (the "Agreement"). Capitalized terms used herein and not otherwise defined have the meanings assigned such terms in the Agreement. Pursuant to the Agreement, Purchaser will offer to purchase all of the Company's outstanding common stock, par value $0.001 per share, including the Rights associated therewith (the "Common Shares") in a tender offer (the "Offer") and following completion of the Offer, the Purchaser shall be merged with and into the Company. The Offer and the Merger are collectively referred to herein as the "Acquisition".

    Under the Agreement, Purchaser will offer to purchase all of the issued and outstanding Common Shares in the Offer for $19.50 per share in cash (the "Offer Price"). Upon consummation of the Merger, any shares of Common Stock not acquired in the Offer will be converted into the right to receive the Offer Price in the Merger, except shares for which appraisal rights have been perfected.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of the Common of the Offer Price and the Merger Price. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement;

    (ii) Analyzed certain historical business and financial information relating to the Company;

   (iii) Reviewed various financial forecasts and schedules and other data provided to us by the Company;

    (iv) Reviewed and discussed the business and prospects of the Company and its subsidiaries with representatives of the Company's management;

    (v) Reviewed public information with respect to certain other companies in lines of business we believed to be generally comparable to the business of the Company;

    (vi) Reviewed the historical prices and trading volumes of the Common Stock;

   (vii) Calculated the unleveraged after-tax discounted cash flow of the Company;

  (viii) Calculated the range of values a financial investor might be willing to pay to acquire all or, as in the case of the Merger or other recapitalization transactions, a controlling and substantial portion of the Company's equity if it were interested in pursuing such a transaction;

    (ix) Computed the present value of future hypothetical implied trading values based upon earnings estimates provided by the Company;

    (x) Compared the purchase price premium to be paid for the Common Stock to premiums paid in certain other transactions in lines of business we believe to be generally comparable to the business of the Company; and

    (xi) Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed appropriate.

    In connection with our review, we have not assumed any responsibility for or independently verified any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Global Motorsport or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal that has not been publicly disclosed. With respect to the financial plans, estimates and analyses provided to us by Global Motorsport, we have assumed, with your permission, that all such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Global Motorsport as to future financial performance of the Company, based upon the historical performance of the Company and certain estimates and assumptions which were reasonable at the time made. Finally, we have assumed that the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver of any material term or condition, and that obtaining any necessary regulatory or third party approval for the Merger will not have an adverse effect on the Company. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the Stockholders in the Offer and the subsequent Merger pursuant to the Agreement is fair, from a financial point of view, to the Stockholders.

    We are acting as financial advisor to the Board of Directors of the Company in this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transaction. Our firm has in the past provided investment banking services to the Company and has received fees for rendering such services. In the ordinary course of business, we actively trade the Common Stock for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in the Common Stock. We currently make a market in the Common Stock on the Nasdaq National Market.

    This opinion is for the use and benefit of the Board of Directors of Global Motorsport and is rendered to the Board of Directors of Global Motorsport in connection with its consideration of the Acquisition and shall not be used for any purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full, and may be described and referred to in a form reasonably acceptable to us and our counsel, in the tender offer materials and proxy or information statement to be filed with the Securities and Exchange Commission and provided to the Stockholders in connection with the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of Common Stock in the Offer. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Acquisition.

Very truly yours,

/s/ CLEARY GULL REILAND & McDEVITT INC.
---------------------------------------------

CLEARY GULL REILAND & McDEVITT INC.

                                    ANNEX B
                         GLOBAL MOTORSPORT GROUP, INC.
                             16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 16, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14-D-9") of Global Motorsport Group, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about November 16, 1998. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On November 8, 1998, the Company, Stonington Acquisition Corp., a Delaware corporation ("Stonington"), and GMG Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Stonington (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Stonington will cause the Purchaser, on Stonington's behalf, to commence a tender offer (the "Offer") for all outstanding Shares at a price of $19.50 per Share, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Stonington.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 16, 1998. The Offer is scheduled to expire at Midnight, New York City time, on December 14, 1998, unless the Offer is extended.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 6, 1998, there were 5,182,973 Shares outstanding.

PROPOSED CHANGES TO THE COMPANY'S BOARD OF DIRECTORS

    Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon the purchase by Purchaser of Shares representing at least such number of Shares as shall satisfy the Minimum Condition (as defined in the Merger Agreement), and from time to time thereafter, Stonington shall be entitled to designate such number of directors (the "Stonington Designees"), rounded up to the next whole number, on the Company's Board of Directors (the "Board") as is equal to the number of directors which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Stonington or its affiliates bears to the total number of Shares then outstanding on a fully diluted basis, and the Company shall, upon request of Stonington, promptly take all actions necessary to cause the Stonington's Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. Notwithstanding the foregoing, the Company, Stonington and Purchaser have agreed that, until the Effective Time, the Board shall have at least two directors ("Independent Directors") who are not officers, directors or designees of Purchaser or any of its affiliates; provided, however, that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such a vacancy who shall not be an officer, director or designee of Purchaser or any of its affiliates and who shall be deemed to be an Independent Director for purposes of the Merger Agreement.

STONINGTON DESIGNEES

    Stonington has informed the Company that it will choose the Stonington Designees from the persons listed below. Stonington has also informed the Company that each of the Stonington Designees has consented to act as a director, if so designated. Biographical information concerning each of the Stonington Designees is presented below. The following biographical information provided herein has been furnished to the Company by Stonington, and the Company assumes no responsibility for the accuracy or completeness of such information.

    None of the Stonington Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Stonington's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Stonington that, to Stonington's knowledge, none of the Stonington Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

                                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                      AGE                          5-YEAR EMPLOYMENT HISTORY
------------------------------------      ---      ------------------------------------------------------------------
James J. Burke, Jr..................          46   Partner and Director of Stonington Partners, Inc. and Stonington
                                                   Partners, Inc. II since 1993; Investment banker with Merrill Lynch
                                                   & Co. from 1979 to 1994. Mr. Burke is also a director of the following companies with publicly registered securities: Ann
                                                   Taylor Stores Corporation, Borg-Warner Security Corporation,
                                                   Education Management Corporation, Pathmark Stores, Inc.,
                                                   Supermarkets General Holdings Corporation, and United Artists
                                                   Theatre Circuit Inc. and is a director of Amstar Property Rights
                                                   Holding, L.L.C., a private company.

Robert F. End.......................          43   Partner and Director of Stonington Partners, Inc. and Stonington
                                                   Partners, Inc. II since 1993; Investment banker with Merrill Lynch
                                                   & Co. from 1986 to 1994. Mr. End is also a director of the following companies with publicly registered securities: Gross
                                                   Graphic Systems, Inc., Packard BioScience Company and United
                                                   Artists Theatre Circuit Inc. Mr. End is also a director of the following privately held companies: HK Systems, Inc. and Mandarin
                                                   Partners, L.L.C.

Robert J. Mylod, Jr.................          32   Principal of Stonington since January 1996; Associate of
                                                   Stonington from 1993 to 1995. Mr. Mylod was also an Associate of
                                                   Merrill Lynch Capital Partners, Inc. from 1993 to 1994 and an
                                                   Analyst of Merrill Lynch Capital Partners from 1989 to 1992. Mr.
                                                   Mylod is a Director of Gross Graphic Systems, Inc. and Pathmark
                                                   Stores, Inc.

John A. Bartholdson.................          28   Associate of Stonington since May 1997. Mr. Bartholdson was also an Analyst of Stonington from 1994 to 1995 and an Analyst of
                                                   Merrill Lynch Capital Partners, Inc. from 1992 to 1994.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Biographical information concerning each of the Company's current directors and executive officers as of November 6, 1998 is set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

NAME                                           AGE                            POSITION
---------------------------------------------  ---  ------------------------------------------------------------
Joseph F. Keenan.............................  57   Chairman of the Board of Directors

Joseph Piazza, Sr............................  64   President, Chief Executive Officer and Director

James J. Kelly, Jr...........................  47   Executive Vice President--Finance, Chief Financial Officer,
                                                      Secretary and Director

Lionel M. Allan..............................  55   Director

R. Steven Fisk...............................  47   Senior Vice President, Purchasing, Product Development and
                                                      Operations

Dennis B. Navarra............................  43   Vice President, Administration and Assistant Secretary

Joseph P. Piazza, Jr.........................  32   Vice President, Sales

Frederick Saunders, Jr.......................  46   Vice President, Marketing

Frances Jimenez-Mora.........................  41   Vice President, Human Resources

    JOSEPH F. KEENAN, has served as Chairman of the Company since November 1997 and as a Director of the Company since July 1993. Mr. Keenan is currently in private law practice in San Francisco, California. Mr. Keenan served as President and Chief Executive Officer of Data East U.S.A. Inc., a privately owned manufacturer of coin operated and home video electronic games, from 1989 to 1992. Since 1984, he has been a principal and director of Wilkes Bashford Ltd., a specialty retailer of clothing and accessories in Northern California. Mr. Keenan has also held the positions of President and Chief Executive Officer at Pizza Time Theater, Inc. and Atari, Inc.

    JOSEPH PIAZZA, SR. has served as President and Chief Executive Officer since November 1997 and as a Director of the Company since April 1996. From 1989 until October 1992, Mr. Piazza served as Executive Vice President of Lacy Diversified industries, a privately-owned holding company, which owns Rocky Cycle Company, a motorcycle parts and accessory distribution company. From 1975 to 1986, Mr. Piazza served as President and Chief Executive Officer of Rocky Cycle Company.

    JAMES J. KELLY, JR. has served as Executive Vice President, Finance of the Company since November 1995, Vice President, Finance and Chief Financial Officer of the Company since March 1992, Secretary of the Company since June 1992 and as a Director of the Company since July 1993. Prior to joining the Company in March 1992, Mr. Kelly served as Vice President, Finance and Chief Finance Officer of Canadian Marconi Company for eight years. Mr. Kelly is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants and the Financial Executives Institute.

    LIONEL M. ALLAN has served as a director of the Company since June 1994. For more than five years, Mr. Allan has been President of Allan Advisors, Inc., a board and legal consulting firm. Mr. Allan is a director and past Chairman of the Board of KTEH Public Television Channel 54, in San Jose, California, a director of Accom, Inc., a digital video systems company, and a director of Catalyst Semiconductor, Inc., a semiconductor company.

    R. STEVEN FISK has served as Senior Vice President, Purchasing, Product Development and Operations since November 1995. Mr. Fisk joined the Company as Director of Purchasing in January 1986. In 1988, Mr. Fisk received additional responsibilities in the area of product development. Prior to joining the Company, Mr. Fisk spent 10 years in Taiwan managing the operations of Zodiac Enterprises Ltd., one of the Company's significant vendors.

    DENNIS B. NAVARRA has served as Vice President, Administration since November 1995. Before that, he served as Director of Administration since June 1991. Before that, he served in various senior management positions since joining the Company in May 1984. Mr. Navarra has also served as Assistant Secretary since August 1989. Prior to joining the Company, Mr. Navarra was employed as a senior auditor with KPMG Peat Marwick LLP.

    JOSEPH P. PIAZZA, JR. has been with the Company since February 1998. Prior to joining the Company, Mr. Piazza Jr. served as General Manager for Helmet House in Calabasas Hills, California from 1996 to 1998 and was Regional Sales/Branch Manager for Tucker Rocky Distributing from 1992 to 1996.

    FREDERICK SAUNDERS, JR. has been with the Company since 1995. Mr. Saunders joined the Company in 1995 as Associate Director of Marketing and Sales. Mr. Saunders was promoted to Director of Marketing and Sales in July 1997 and to Vice President, Marketing in February 1998. Prior to joining the Company, Mr. Saunders was employed from 1979 to 1995 as Director, Corporate Marketing, for Tab Products Co. in Palo Alto, California.

    FRANCES JIMENEZ-MORA joined the Company in September 1997 as Director, Human Resources and was promoted to Vice President, Human Resources in February 1998. Prior to joining the Company, Ms. Jimenez-Mora was employed as Regional Human Resources Manager for Modine Aftermarket Holdings for five years.

    Except between Joseph Piazza, Sr. and Joseph P. Piazza, Jr., who are father and son, there are no family relationships among the executive officers and directors of the Company.

BOARD MEETINGS AND COMMITTEES

    The Board of Directors held a total of six (6) meetings and acted by written consent three (3) times during the year ended January 31, 1998. The Company has an Audit Committee and a Compensation Committee of the Board of Directors. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and of the Committees on which such directors served and that were held during the period that such individual was a member of the Board of Directors.

    The Audit Committee is primarily responsible for approving the services performed by the Company's independent auditors and reviewing reports of the Company's external auditors regarding the Company's accounting practices and systems of internal accounting controls. This Committee currently consists of Messrs. Allan and Keenan. The Audit Committee held two (2) meetings during the year ended January 31, 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee reviews and approves the Company's general compensation policies, establishes the compensation levels for the Company's executive officers and is responsible for administration of the Company's stock option plans. This Committee currently consists of Messrs. Keenan and Allan. Neither Mr. Keenan nor Mr. Allan was at any time during the year ended January 31, 1998 or at any other time an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. The Compensation Committee held two (2) meetings and acted by written consent six (6) times during the year ended January 31, 1998.

BOARD COMPENSATION

    The Company currently pays all non-employee Board members a fee of $6,250 for each full fiscal quarter that they serve as a Board member and pays its non-employee Chairman of the Board $12,500 for each full fiscal quarter that such person serves.

    The Company's Director Option Plan (the "Director Plan") includes an automatic option grant program under which each individual who first becomes a non-employee Board member will receive, at the time of his or her initial election or appointment to the Board, an automatic option grant to purchase 2,500 shares of Common Stock at an exercise price per share equal to 100% of the fair market value per share on the grant date. In addition, at each Annual Stockholders Meeting (the "Meeting"), each individual who is to continue to serve as a non-employee Board member after the Meeting will receive an additional option grant to purchase 2,500 shares of Common Stock. Options granted thereunder will become exercisable for 25% of the option shares upon the optionee's completion of one year of Board service measured from the grant date and will become exercisable for the balance of the option shares in 36 equal and successive monthly installments upon the optionee's completion of each additional month of Board service thereafter. In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each option may be assumed or an equivalent option substituted for by the successor corporation. If an option is assumed or substituted for by the successor corporation, it shall continue to vest as provided in the Director Plan. However, if a non-employee director's status as a director of the Company or the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, each option granted to such non-employee director shall become fully vested and exercisable. If the successor corporation does not agree to assume or substitute for the option, each option shall become fully vested and exercisable for a period of thirty days from the date the Board notifies the optionee of the option's full exercisability, after which period the option shall terminate. To date, each of Mr. Keenan and Mr. Allan has received an option for 2,500 shares pursuant to the Director Plan.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned for each of the last three fiscal years by (i) the Company's Chief Executive Officer, (ii) the Company's executive officers at January 31, 1998, whose compensation for the year ended January 31, 1998 was at least $100,000, and (iii) the Company's former Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                                                            LONG TERM
                                                                                                           COMPENSATION
                                                                                                   ----------------------------
                                                       YEAR            ANNUAL COMPENSATION         SECURITIES
                                                       ENDED     -------------------------------   UNDERLYING      ALL OTHER
                                                    JANUARY 31,   SALARY($)(1)       BONUS($)      OPTIONS(#)    COMPENSATION
                                                    -----------  ---------------   -------------   -----------  ---------------
Joseph Piazza.....................................       1998         150,000(2)          50,000      100,000            500(3)
  President and Chief                                    1997         --                --             --            --
  Executive Officer                                      1996         --                --             --            --

James J. Kelly, Jr................................       1998         136,258           --             35,000            500(3)
  Director, Executive                                    1997         134,189                293(4)     32,250           500(3)
  Vice President, Finance                                1996         131,005              4,551(4)     32,250           500(3)
  Secretary

R. Steven Fisk....................................       1998         103,255           --             35,000            500(3)
  Senior Vice President                                  1997          95,742           --             32,250            500(3)
  Purchasing, Product                                    1996          91,212           --             27,250            500(3)
  Development and Operations

Daniel Stern (5)..................................       1998         101,738           --             35,000            500(3)
  Senior Vice President                                  1997          98,902           --             32,250            500(3)
  Sales and Marketing                                    1996          94,520           --             27,250            500(3)

Ignatius J. Panzica...............................       1998         270,780            407,000      110,000            500(3)
  Former Chairman of the                                 1997         328,038            653,910      100,000            500(3)
  Board, President and                                   1996         337,550            614,805      100,000            500(3)
  Chief Executive Officer(6)

------------------------

(1) Includes (i) salary deferral contributions made by the executive officer to the Company's 401(k) Plan and (ii) compensation for accrued vacation time not taken.

(2) Includes $75,000 paid to Mr. Piazza for consulting services rendered to the Company's German Subsidiary, Tom's Motorcycle Products. Mr. Piazza's annual salary is $300,000.

(3) Represents matching contributions made by the Company on behalf of such executive officers to the Company's 401(k) Plan.

(4) Represents forgiveness of interest accrued during calendar year 1996 and 1997 on a loan made to Mr. Kelly to the Company in June 1994. The loan was repaid in full during the year ended January 31, 1997.

(5) Mr. Stern resigned from the Company on April 1, 1998.

(6) Mr. Panzica's employment was terminated by the Company on November 5, 1997.

OPTION GRANTS

    The following table provides information with respect to the stock option grants made during the fiscal year ended January 31, 1998 to the Company's executive officers named in the Summary Compensation Table above. No stock appreciation rights were granted to these individuals during such fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS                                    POTENTIAL REALIZABLE
                                       ----------------------------                                VALUE OF ASSUMED
                                                      % OF TOTAL                                ANNUAL RATES OF STOCK
                                                        OPTIONS       EXERCISE                  PRICE APPRECIATION FOR
                                                      GRANTED TO       OR BASE                       OPTION TERM
                                         OPTIONS     EMPLOYEES IN     PRICE(1)    EXPIRATION   ------------------------
NAME                                   GRANTED(#)     FISCAL YEAR      ($/SH)        DATE      5% ($)(2)    10% ($)(2)
-------------------------------------  -----------  ---------------  -----------  -----------  ----------  ------------
Joseph Piazza........................     100,000(3)         13.4%    $   12.00     01/14/08   $  754,673  $  1,912,491

James J. Kelly, Jr...................      35,000(4)          4.7%    $   11.75     04/01/07   $  258,633  $    655,427

R. Steven Fisk.......................      35,000(4)          4.7%    $   11.75     04/01/07   $  258,633  $    655,427

Daniel Stern.........................      35,000(4)          4.7%    $   11.75     04/01/07   $  258,633  $    655,427

Ignatius J. Panzica..................     110,000(5)         14.8%    $   11.75       --           --           --

------------------------

(1) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state income tax liability incurred by the optionee in connection with such exercise.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officer.

(3) Such option will become exercisable for 100% of the option shares immediately.

(4) Such option will become exercisable for 25% of the option shares upon the optionee's completion of one year of service with the Company, measured from the April 1, 1997 grant date, and will become exercisable for the balance of the shares in 36 equal and successive monthly installments upon the optionee's completion of each additional month of service thereafter. However, the option will become immediately exercisable for all the option shares in the event the Company is acquired by a merger or asset sale, unless the option is assumed or replaced by the acquiring entity. The Compensation Committee also has the authority to provide for the automatic acceleration of such option in the event there is a hostile take-over of the Company, whether by successful tender offer for more than 50% of the Company's outstanding voting securities or contested election of Board membership. The option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of employment with the Company.

(5) All such options lapsed three months after Mr. Panzica ceased to be a service provider to the Company in November 1997.

OPTION EXERCISES AND HOLDINGS

    The table below sets forth information concerning the exercise of options during the fiscal year ended January 31, 1998 and unexercised options held as of the end of such year by the Company's executive officers named in the Summary Compensation Table. No stock appreciation rights were exercised during such fiscal year or outstanding as of the end of that fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                   AGGREGATE
                                    SHARES           VALUE         NUMBER OF UNEXERCISED    VALUE OF IN-THE-MONEY
                                  ACQUIRED ON     REALIZED(1)      OPTION AT FY-END (#)     OPTIONS AT FY-END(2)
NAME                             EXERCISE (#)          $          EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
-------------------------------  -------------  ----------------  -----------------------  -----------------------
Joseph Piazza..................       --               --                101,926/3,074        $        50,000/0
James J. Kelly, Jr.............       --               --                59,997/68,360        $   44,983/51,270
R. Steven Fisk.................       --               --                39,985/66,485        $   29,989/49,864
Daniel Stern...................       34,900      $    146,527            8,129/66,485        $    6,097/49,864
Ignatius J. Panzica(3).........       --               --                   --                       --

------------------------

(1) Value Realized is equal to the market price of the purchased shares at the time the option is exercised, less the aggregate exercised price paid for such shares. Value Realized does not take into account the federal and state income taxes payable by the individual in connection with the option exercise or the subsequent sale of the shares.

(2) Market price at fiscal year end ($12.50) less exercise price. For purposes of this calculation, the fiscal year end market price of the shares is deemed to be the closing sale price of the Company's Common Stock as reported on the National Association of Securities Dealers Automated Quotations System on Wednesday, January 31, 1998.

(3) Mr. Panzica's options lapsed three months after Mr. Panzica ceased to be a service provider to the Company in November 1997.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENT

    Ignatius J. Panzica entered into an employment agreement with the Company in August 1989 in connection with the acquisition of the Company by Custom Chrome Holdings, Inc. This agreement was subsequently amended in September 1991 in connection with the initial public offering of the Company's Common Stock and was further amended in February 1994. Pursuant to the 1994 amendment agreement, Mr. Panzica was entitled to a minimum level of annual base salary, which as a result of periodic increases authorized by the Compensation Committee was at $300,000 until Mr. Panzica's termination as an employee of the Company on November 5, 1997. In addition, Mr. Panzica was to be paid an annual bonus based upon the Company's operating income for each fiscal year. Under the bonus formula, Mr. Panzica earned an aggregate bonus each year equal to 3% of operating income up to $5,400,000, 4% of operating income between $5,400,000 and $8,000,000 and 5% of operating income in excess of $8,000,000. Operating income is defined as the consolidated net income of the Company and its subsidiaries, as reflected in the Company's audited financial statements, but adjusted to exclude extraordinary gains or losses and to add back nonrecurring charges, interest on long-term debt, income taxes and amortization associated with the 1989 acquisition. On November 5, 1997, Mr. Panzica was terminated as an officer and employee of the Company. The Company recorded a provision for $3,127,000 in January 1998 to account for the sums payable pursuant to the agreement.

    James J. Kelly, Jr. entered into an at-will employment agreement with the Company in March 1992, when he first joined the Company as Chief Financial Officer. Pursuant to that agreement, Mr. Kelly is entitled to minimum level of annual base salary, which as a result of periodic increases authorized by the Compensation Committee is at $175,000, effective November 1, 1997, plus a bonus of up to 20% of his base salary awarded in the sole discretion of the Compensation Committee.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    The members of the Board of Directors, the executive officers of the Company and persons who hold more than ten percent (10%) of the Company's outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, which requires such individuals to file reports with respect to their ownership of and transactions in the Company's securities. Officers, directors and greater than ten percent (10%) stockholders are required to furnish the Company with copies of all such reports they file. Based upon the copies of those reports furnished to the Company and written representations that no other reports were required to be filed, the Company believes that all reporting requirements under Section 16(a) for the year ended January 31, 1997 were met in a timely manner by each executive officer, Board member and greater than ten percent (10%) stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of November 6, 1998 by (i) all persons who are beneficial owners of five percent or more of the Company's Common Stock, (ii) each director, (iii) each executive officer of the Company named in the Summary Compensation Table above, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. On November 6, 1998, approximately 5,182,973 shares of the Company's Common Stock were outstanding.

                                                                                    PERCENT OF
                                                                        SHARES        SHARES
NAME AND ADDRESS IF REQUIRED,**                                       BENEFICIALLY BENEFICIALLY
OF BENEFICIAL OWNER                                                      OWNED         OWNED
--------------------------------------------------------------------  -----------  -------------
Golden Cycle, L.L.C. (1) ...........................................     528,100         10.19%
4025 Crooked Hill Road
Harrisburg, PA 17110

FMR Corp. (2) ......................................................     526,100         10.15%
82 Devonshire Street
  Boston, MA 02109

State of Wisconsin Investment Board (3) ............................     470,300          9.07%
121 E. Wilson Street
  Madison, WI 53702

Heartland Advisors, Inc. (4) .......................................     452,000          8.72%
790 North Milwaukee Street
  Milwaukee, WI 53202

Dimensional Fund Advisors Inc., Inc. (5) ...........................     302,600          5.84%
1299 Ocean Avenue
  Santa Monica, California 90401

Investment Counselors of Maryland, Inc. (6) ........................     257,900          4.98%
803 Cathedral Street
  Baltimore, MD 21201-5297

Joseph Piazza (7)...................................................     114,859          2.17%

James J. Kelly, Jr. (8).............................................      98,171          1.86%

R. Steven Fisk (9)..................................................      87,165          1.65%

Lionel M. Allan (10)................................................      45,541             *

Joseph F. Keenan (11)...............................................      32,510             *

All current directors and executive officers as a group (9
  persons)..........................................................     430,695          7.67%

------------------------

*   Less than one percent (1%)

**  Addresses are c/o the Company, unless otherwise set forth.

(1) Based on Schedule 14A dated October 28, 1998, filed by Golden Cycle, L.L.C.

(2) Based on schedule 13G/A dated February 14, 1998, filed by FMR Corp. ("FMR"). Represents shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, as a result of its serving as an investment advisor to various investment accounts.

(3) Based on Schedule 13G/A dated January 20, 1998, filed by the State of Wisconsin Investment Board.

(4) Based on Schedule 13G, dated January 23 1998, filed by Heartland Advisors, Inc.

(5) Based on Schedule 13G, dated February 6, 1998, filed by Dimensional Fund Advisors Inc.

(6) Based on Schedule 13G, dated March 19, 1998, filed by Investment Counselors of Maryland, Inc.

(7) Includes 113,124 shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after November 6, 1998.

(8) Includes 93,195 shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after November 6, 1998.

(9) Includes 71,537 shares issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days after November 6, 1998.

(10) Represents 45,541 shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after November 6, 1998.

(11) Includes 30,010 shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after November 6, 1998.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Beginning in February 1997, Joseph Piazza served as a consultant to the Company to oversee the operations of its German Subsidiary, Tom's Motorcycle Parts and Accessories GmbH. For his services Mr. Piazza was paid $10,000 per month in consulting fees plus reimbursement of his living expenses. Such consulting fees totaled $75,000 in the year ended January 31, 1998.

    Lionel M. Allan served as a legal consultant for the Company during the fiscal year ended January 31, 1998. For his services, Mr. Allan received fees of $5,000 per month through October 31, 1997 and $6,750 per month from November 1, 1997 through January 31, 1998. In addition, he received a $1,000 per month office allowance. Such fees and office allowance totaled $77,250 for the year ended January 31, 1998.

    In January 1998, the Company hired Joseph Piazza, Jr., the son of the President and Chief Executive Officer, as Director of Outside Sales. In February 1998, he was named Vice President, Sales. From 1996 to 1998, Mr. Piazza served as General Manager for Helmet House in Calabasas Hills, CA, a distributor of motorcycle helmets. From 1992 to 1996, he served as a Regional Sales and Branch manager for Tucker Rocky Distributing, a distributor of motorcycle and other leisure motorsport parts and accessories. Mr. Piazza Jr.'s annual salary is $100,000.

    The Company provides coverage under its group medical plan for both of the Company's non-employee directors, Lionel M. Allan and Joseph F. Keenan, at a cost of approximately $700 per month per director.

LEGAL PROCEEDINGS

    On March 23, 1998, Golden Cycle L.L.C. ("Golden Cycle") filed a Schedule 13D disclosing its ownership of approximately 10% of the Common Stock. On that same day, the Company received a written proposal from Golden Cycle, L.L.C. for a business combination between Golden Cycle and the Company in which the stockholders of the Company would receive $18.00 per Share in cash. On April 7, 1998, Golden Cycle commenced a tender offer for all Shares at $18.00 per Share, subject to, among other conditions, Golden Cycle obtaining financing to consummate the purchase (the "Golden Cycle Offer"). On October 30, 1998, the Golden Cycle Offer expired without the purchase of any shares. In addition, Golden Cycle commenced a consent solicitation to remove the members of the Board and replace them with directors selected by Golden Cycle. The consent solicitation expired without change to the Board's composition.

    On October 27, 1998, Golden Cycle issued a press release indicating its intention to solicit consents from stockholders of the Company in order to replace the Board with its nominees. Golden Cycle announced its intention to follow a successful consent solicitation with a leveraged recapitalization of the Company, whereby the Company would tender for approximately 99% of the Shares not owned by Golden Cycle at $19 per share in cash and following the transaction the public shareholders would continue to own approximately 8% of the Company and Golden Cycle would own the balance (the "Golden Cycle Press Release"). On November 12, 1998, Golden Cycle announced that it would be willing to pay $20 per share rather than $19 per share as stated in the Golden Cycle Press Release and that Alex and Roger Grass had provided "supplemental commitments" for additional financing to complete the transaction.

    DELAWARE STATE FIDUCIARY DUTY LITIGATION

    On April 7, 1998, Golden Cycle filed a complaint in Chancery Court against the Company and each member of its Board of Directors, alleging interference with corporate franchise, breach of fiduciary duty and fraud. The action, as subsequently amended, alleges various actions or inactions relating to the Golden Cycle Offer and its consent solicitation and seeks, inter alia, redemption of the Rights, injunctive relief and unspecified damages. On April 9, 1998, Golden Cycle filed a motion seeking, among other things, preliminary injunctive relief. A hearing on Golden Cycle's motion for preliminary injunctive relief was held on May 8, 1998 and, on May 20, 1998, the Chancery Court issued an order denying Golden Cycle's request in all respects. Although the Chancery Court denied Golden Cycle's request for preliminary injunctive relief, that order was not a final judgment on Golden Cycle's claims.

    On November 12, 1998, Golden Cycle filed a notice of motion for preliminary injunction seeking, among other things, invalidation of any termination fee and expense reimbursement provisions in the Merger Agreement and redemption of the Rights. On that same day, Golden Cycle also filed a notice of motion for partial summary judgment seeking invalidation of the record date of November 10, 1998, set by the Board with respect to Golden Cycle's consent solicitation to remove the Board and replace it with nominees committed to facilitate the transaction suggested in the Golden Cycle Press Release. The Company has learned that Golden Cycle intends to amend its complaint to add Purchaser, Stonington and/ or Stonington Partners, Inc. as parties to the litigation, and to seek injunctive relief against Purchaser, Stonington and/or Stonington Partners, Inc. with respect to the termination fee and expense reimbursement provisions in the Merger Agreement. The Delaware Chancery Court has scheduled a hearing on Golden Cycle's motions for December 7, 1998.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
1          Agreement and Plan of Merger, dated November 8, 1998, by and among Stonington Acquisition Corp., GMG
             Acquisition Corp. and Global Motorsport Group, Inc. , including Conditions to the Offer.

2          Opinion of Cleary Gull Reiland & McDevitt Inc., dated November 8, 1998.*

3          Letter to Stockholders of Global Motorsport Group, Inc., dated November 16, 1998.*

------------------------

*   Included with Schedule 14D-9 mailed to Stockholders.